Exhibit 21.1

List of Subsidiaries of Sanchez Energy Corporation as of December 31, 2016

SN

Name	Jurisdiction
SN Palmetto, LLC (formerly SEP Holdings III, LLC)	DE
SN Marquis LLC	DE
SN Cotulla Assets, LLC	TX
SN TMS, LLC	DE
SN Operating, LLC	TX
SN Catarina, LLC	DE
SN EF Maverick, LLC	DE
SN UR Holdings, LLC	DE
SN Capital, LLC	DE
SN Terminal, LLC	DE
SN Midstream, LLC	DE
SN EF UnSub Holdings, LLC	DE
SN EF UnSub GP, LLC	DE
SN EF UnSub, LP	DE
SN Services, LLC	DE